Exhibit 99.2

Western Wind Energy Corp.

Management Discussion and Analysis

For the Year ended December 31, 2008

March 24, 2009

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated financial statements of Western Wind Energy Corp. (“Western Wind” or “us”, or “we” or the “Company”) as at and for the year ended December 31, 2008 (the “financial statements”).  All amounts are expressed in Canadian dollars unless otherwise stated. References to notes are with reference to the financial statements.

This report, including the MD&A, contains forward-looking statements, including statements regarding the business and anticipated future financial performance of the Company, which involve risks and uncertainties. These risks and uncertainties may cause the Company’s actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, market price, continued availability of capital ad financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  Investors are also directed to consider other risks and uncertainties discussed in the Company’s required financial statements and filings.

Overall Performance

Corporate Summary

The Company owns two wind energy electrical generation facilities and is developing wind energy projects in California and Arizona. The Windridge generating facility in Tehachapi, California has a 4.5 MW rated capacity and the Mesa Wind Power generating facility near Palm Springs, California has a 30 MW rated capacity. In California and Arizona, the Company has purchased or leased land to build wind farms and is continuing to carry out meteorological, environmental, geotechnical, permitting and zoning work to further the development of these properties into wind farms.

The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. It is listed on the TSX Venture Exchange under the symbol “WND”, and the OTC Bulletin Board trading on the Pink Sheets market under the symbol “WNDEF”.

The Company has assembled a management team that is experienced in various aspects of the wind energy business, including but not limited to site evaluation, energy analysis, site acquisition, transmission, permitting and zoning, turbine selection, construction, environmental, operations and sales and marketing.

The Company operates through two wholly-owned subsidiaries that are responsible for the management of wind farms and the development of new energy projects. Aero Energy LLC (“Aero”) is responsible for land ownership in California as well as the operation of the existing 4.5 MW Windridge wind farm. Western Wind Energy US Corporation (formerly known as “Verde Resources Corporation”) (“Western Wind US”) is responsible for the land ownership in Arizona, the development of all Arizona and California wind projects and the operation of the existing 30 MW Mesa Wind Farm through its wholly-owned subsidiary, Mesa Wind Power Corporation (“Mesa Wind”).

The Company has incorporated Western Solargenics Inc. (“Solargenics”) to pursue the development of solar energy and is looking at projects in California and Ontario, Canada.

The Company employs six full time consultants, two full time employees and six part-time consultants to develop new wind farms and manage the Company. The Mesa Wind Farm (“Mesa”) and the Windridge Wind Farm (“Windridge”) are managed by an unrelated company, Airstreams Maintenance Corporation (“AMC”), who operates and maintains the wind farms.

Operations

California – Windstar 120 MW

The Company owns 1,605 acres of land in the Tehachapi Pass Wind Park. Parcels in excess of 40 acres are zoned for wind farm development and the smaller properties are being rezoned. Five meteorological towers have been erected to provide data for wind assessment reports to forecast electricity production and to site the wind turbines to optimize electricity production.

The Tehachapi Pass Wind Park is one of the largest wind parks in the world with over 5,000 wind turbines owned and operated by a variety of entities. Tehachapi Pass generates over 705 megawatts of name plated capacity and produces over 1.4 billion kilowatt hours of electricity per year. The Tehachapi mean-average annual wind speeds and frequency distributions are well documented due to the long history of wind energy production in the area.  Capacity factors in Tehachapi are in excess of 40% using modern wind turbines.

The Company is continuing to purchase property in Tehachapi since it is one of the most favorable regions to develop wind energy. California’s electricity rates are among the highest in the United States and the State of California has mandated electrical utilities to supply 20% of their total retail electrical sales from renewable resources by 2010.  The renewable portfolio standard will require 8,000 MW of new wind generation of which approximately 4,000 MW is expected to be developed in Tehachapi.

On March 8, 2005, the Company negotiated a power purchase agreement with Southern California Edison to supply the output from a 120 MW facility no later than December 31, 2009. The contract is subject to the Company acquiring turbines at prices less than $850 per kW and may be amended if turbine prices exceed that amount.

On February 16, 2006, the Company made an application to the Federal Energy Regulatory Commission (“FERC”) to require Sagebrush Partnership to provide transmission access to the Company for 50 MW to 120 MW of firm capacity.  The Federal Power Act requires that transmission qualifying facilities provide access to public utilities and small independent power generators at costs that the qualifying facilities charge themselves for transmission.  On April 28, 2006, FERC granted an order requiring Sagebrush Partnership to enter into an interconnection agreement with the Company subject to the negotiation of commercial terms. The Company received a final order on March 15, 2007 from the FERC confirming that the system impact study concludes that there is sufficient firm transmission capacity to satisfy our requirements and requiring Sagebrush Partnership to provide us access to the transmission line after a 33 MW allocation to one of the Sagebrush Partners.  The order requires that the wind farm have Qualifying Facility status pursuant to Public Utilities Regulatory Policies Act of 1978 and that the parties submit the interconnection and transmission agreement within 30 days of the order. On August 28, 2007, the FERC confirmed its March 15, 2007 final order and the allowable period for an appeal has now expired. The Company has executed interconnection and transmission service agreements for the Sagebrush Line.  We have also submitted all required applications for interconnection and transmission services to NextEra Energy Resources (formerly known as FPL Energy, LLC), the operator of the Wilderness Line.

We have submitted all required applications for interconnection services to the CAISO to deliver power to SCE’s Vincent Substation.  Due to delays in the processing of our interconnection request, we now expect to have all other required transmission agreements executed by September 2009.  In February 2009, the CAISO granted our request to extend the commercial operation deadline from December 31, 2010 to December 31, 2012 due to its delays in processing our interconnection request.

The Company expenses the property carrying costs such as property taxes, liability insurance costs and mortgage interest and capitalizes the wind farm development costs which include costs related to zoning and permitting, geotechnical, engineering and interconnection studies and legal fees related to transmission, power purchase and regulatory matters. The Company has capitalized $532,184 in construction-in-progress costs during the year ended December 31, 2008.

The completion of the project is dependent upon the Company’s ability to obtain the necessary permitting and zoning, to complete satisfactory wind, environmental and geotechnical assessments, to purchase and arrange delivery of wind turbines to meet completion deadlines, to renegotiate the electricity price in the power purchase contract with Southern California Edison, to obtain development and construction approvals and to raise sufficient debt and/or  equity capital to finance the construction of the project.

California – Windridge

The Company owns the Windridge Wind Farm which consists of 191 acres of land in Tehachapi, 43 Windmatic turbines, a substation, a collection system and an assignment of a Power Purchase Agreement with Southern California Edison expiring on December 7, 2014 to deliver the output from 4.5 MW of capacity.

Western Wind was exploring options to increase the generating capacity up to 12.5 MW and accordingly submitted a plan to the U.S. Federal Aviation Administration (“FAA”) in 2008 for seven new turbine sites to replace the existing turbines, The FAA is responsible for protecting the national airspace and reviews proposed obstructions, such as communications towers, wind turbines, airport flight patterns, etc., to that airspace that exceed the stated maximum height limits to determine whether the proposed obstruction will be a hazard to existing uses of the airspace. In October 2008, the FAA issued a notice stating that the seven new proposed turbines exceeded the maximum height limit for that area and would be a hazard to existing uses so the Company’s Windridge expansion plans have been put on hold.

The facility is currently operating below its rated capacity but management believes that the Windridge property can be repowered to deliver the full 4.5 MW of name plate capacity with the new turbines that are within the FAA height restrictions.

California – Mesa Wind Farm

The Company owns the Mesa Wind Farm which is located in the San Gorgonio Pass near Palm Springs. The assets include a right-of-way on 440 acres of land owned by the BLM, a power purchase agreement with the Southern California Edison Company, 460 wind turbines at capacity, a collection system, a substation, roads and a maintenance building.

The right-of-way expires on January 26, 2013 (the “Grant”) and grants the leaseholder the right to enter into a new 30 year right-of-way if the agreement is not in default.  The Power Purchase and Interconnection Agreement expires on June 22, 2010 and provides for the sale of electricity on an “as available” basis at Southern California Edison’s short-run avoided cost.  The electricity production over the last nine years has been approximately 60 million kWh’s per year.

Of the original 460 Vestas V15 turbines, there currently is an operational capacity of approximately 430 and all operations and maintenance are subcontracted out to AMC, an independent company that has extensive experience in operating and maintaining wind farms and overhauling wind turbines.

The original acquisition was financed by a loan from Pacific Hydro Limited (“Pacific Hydro”) which was repaid on June 23, 2008.

The Company has completed the plan of development (“POD”), environmental and archeological assessments that are required for a new right-of-way and a leading consultant was engaged for a wind assessment study that determined the siting of the wind turbines for its 50 MW Redevelopment Project. As an alternative to a repower of the entire wind farm, the Company is also considering using a portion of the Grant for a new 20 MW wind power project.  If the BLM approves our plan to repower, the Company will determine whether to move forward to repower the entire project, or add a new 20 MW wind power project. The Company had expected the BLM to approve our POD by August 2008; however, the BLM approval is still outstanding but is expected in 2009.

As part of the repower/expansion plans, the Company submitted a proposal to SCE in response to its 2007 RFP.  The initial proposal was accepted by SCE and short-listed. To continue negotiations, we provided SCE a US$90,000 letter of credit to secure our performance.  On June 26, 2008, SCE rejected our bid and released the letter of credit in January 2009 but once we have the BLM expansion approval we will either submit a new bid in SCE’s annual RFP process or apply for SCE’s standard offer contract for small power production facilities.

As at December 31, 2008 the Company has capitalized $143,612 in construction-in-progress costs related to these activities and has provided a US$90,000 letter of credit to secure its performance pursuant to the 2007 Request for Proposals with Southern California Edison.

Arizona – Kingman Project (formerly known as the Steel Park Project)

The Kingman Project is a 15 MW project fully zoned for wind energy on 1,108 acres owned by the Company in Kingman, Arizona. In addition the Company leases an adjacent 19,051 acres of land from Bureau of Land Management and is assessing development of a wind farm with up to 250 MW of generating capacity.  The Company has installed meteorological towers on the property, and other due diligence activities can be completed in order to finalize development plans.  The right-of-way is for three years with an option for an additional 30 years.

California - Barstow Project

In December 2007, the Company secured a new 100 MW wind and solar energy site near Barstow.  The Company signed an agreement with the U.S. BLM that allows us to conduct all required environmental surveys, to install meteorological towers, to complete detailed micro siting of the wind resource, and to complete installation of the meteorological towers.  The Company has conducted the necessary environmental and cultural surveys and prepared an environmental assessment to install the meteorological towers and associated access roads.  We expect BLM to issue a permit for the tower installations by May 2009. If we determine that the wind resource is sufficient to justify developing a wind farm project, we would conduct the required environmental surveys to install wind turbines and associated electrical equipment, and apply for a commercial right-of-way grant from the BLM for approximately 3,300 acres.  We are first in the queue to obtain a commercial right-of-way.  This project is in the earliest stages of development and we have not yet begun negotiations for a PPA or submitted applications for interconnection and transmission or zoning and permitting.

California – New Projects

As part of our California initiative, we entered into an agreement with an independent meteorological consultant to acquire proprietary wind data for sites that may be developed into wind farms.  These potential projects are at an early stage of development.  We are carrying out preliminary due diligence to determine the feasibility of these sites for wind energy development, and if feasible, acquiring the land by purchase or lease.

Ontario, Canada – Early Stage Solar Projects

In 2007 the Company began developing solar energy projects in Ontario, Canada.  Under the Ontario Power Authority’s Standard Offer Program, renewable energy projects that are 10 MW or less can interconnect with the local distribution system, provided there is sufficient capacity.  Such eligible projects are then paid a standard price of $420.00 per MWh, often known as a “feed-in” tariff.  We have submitted applications for interconnection and transmission service for five proposed 10 MW solar energy projects and have conditionally secured land for 3 projects

Legal Proceedings

Settlement Agreement with Pacific Hydro

On September 28, 2007, the Company entered into a settlement agreement with Pacific Hydro that provided for settlement of various lawsuits and the termination of the business relationship between the parties.  Pursuant to the settlement agreement and a subsequent amendment:

(a)

The common shares of Mesa Wind and the resignations of Mesa Wind’s officers and directors were placed in escrow (“Mesa Deposit”) until the earlier of the repayment of the US$13,400,000 Mesa Wind acquisition loan and accrued interest (the “Mesa Loan”) by April 28, 2008, extended by amendment to June 24, 2008 (the “Repayment Date”).  The loan was repaid on June 23, 2008 and accordingly the common shares of Mesa Wind were returned to the Company, and

(b)

The Mesa Acquisition Loan was repaid by June 23, 2008 (the “Repayment Date”), which triggered a reduction of interest charged by Pacific Hydro from LIBOR plus 6% to LIBOR plus 2.25% from January 1, 2007 to the date that the Mesa Loan was repaid and a reduction of the loan principal by US$3,000,000 (relating to an offsetting within the settlement) which was netted to $2,900,000 after taking into account an extension fee of $100,000;.

Discontinued Operation

Tom Vihvelin, a former director of Eastern Wind, filed a claim against Eastern Wind for the right to exercise incentive stock options to acquire 50,000 common shares of Western Wind at an exercise price of $0.80 per share, and $6,000 in payment for services rendered.  On March 6, 2009, the Company settled the claim and recorded a loss from discontinued operations for the year ended December 31, 2008 of $122,188 which included the settlement amount of $50,000 to the plaintiff plus legal costs.

Development Strategy

General

The Company acquires and develops sites or existing wind farms based on the following criteria:

•

Satisfactory wind and/or resources to justify a commercial renewable energy facility;

•

Access to transmission facilities with sufficient available capacity;

•

Permitting and zoning policies that allow wind farm development;

•

Satisfactory environmental and archeological studies;

•

Satisfactory terrain and geographic features that do not impede development;

•

Regional support for renewable energy from the local population;

•

Local political support for wind power development;

•

Adequate incentives at the federal and state levels, including federal and state tax credits and other financial incentives;

•

Projected electricity prices; and

•

Growing demand for electricity.

The Company has internal consultants as well as third party consultants who are experienced in assessing wind resources, completing the necessary development programs to build wind farms and perform development activities.

The Company’s primary efforts are focused on developing our properties in California and Arizona since these states have renewable energy portfolio standards and relatively high energy prices.  Our secondary focus is on other high energy price jurisdictions such Ontario, Canada, where there is a high tie-in price offered for small solar projects.

Revenue Strategies

Revenue from wind farms in the U.S. comes primarily from the sale of electricity. Electricity prices vary due to the demand for electricity, competing electricity sources, and support for renewable energy. In the future, California and other states may create markets for “renewable energy credits” (“RECs”, also known as “green tags” or “renewable energy certificates”), allowing the green attributes to be valued and sold separately from the electricity generated.  Green credits have the potential to evolve into a significant source of revenue.  The Company continues to focus on markets that provide the highest potential returns, primarily California, but also Arizona and Ontario.

The Company’s operating wind farms depend on sufficient wind to generate electricity.  Wind speeds and sunlight vary in different regions and seasons and at different times of the day.  In the western U.S. for example, wind speed is higher in the spring and summer months than in the fall and winter months, with a high wind month in the spring generating up to three times the electricity of a low wind month in the winter.  Sunlight is greatest in the summer, as the days are longer with less cloud cover.

Some of the Company’s power purchase agreements provide for pricing based on variable Short Run Avoided Cost (SRAC) prices which are influenced by oil and gas prices.  As oil and gas costs fluctuate with the market and the heating and cooling seasons, our revenues correspondingly fluctuate.

Financing Strategies

The Company plans to raise capital through institutional sources experienced in power project financing to finance the construction and operation of wind energy facilities.  These financial sources are familiar with the operation of power generating facilities and their potential operating and construction risks.  The amount of project debt available depends upon the projected cash flow, the existence of a long-term power purchase contract with credit-worthy utilities, the wind assessment report, the identity of the turbine supplier and the general contractor, and the interest rates existing when funds are drawn down.

In the U.S., power project financings can use a limited liability corporation to secure tax equity financing and to monetize any tax benefits that cannot be used by the Company or its subsidiaries.  The value of the tax losses resulting from accelerated depreciation and the 2009 economic stimulus program’s 30% grant from the US Department of Energy (or the value of tax credits, such as the Federal Production Tax Credits of approximately US$0.021 per kWh or a 30% investment tax credit), can represent a significant portion of the value of a renewable energy project.

The Company’s primary financial strategy is to minimize dilution by only issuing shares at the corporate level if the overall shareholder dilution is less than selling an interest in certain projects to raise the equity required to finance project development.  The highest return on a developer’s investment is expected to come from a financing package consisting of the new 30% US Department of Energy grant, project debt and tax equity.

Project and Contractual Obligations

The Company is affected by local, county, state or provincial and federal legislation concerning environmental, zoning, permitting and operating laws and regulations in the jurisdictions that the Company and its subsidiaries operate.  The Company believes that it is in material compliance with all laws and regulations that it or its subsidiaries are subject to.

Windstar 120 MW Project

The Company’s contract with Southern California Edison requires that the facility be completed by December 31, 2009. The agreement can be cancelled if turbine prices increase above specified levels. The Company is negotiating amendments to the power purchase agreement to reflect the higher cost of wind turbines and existing wholesale electricity rates, and expects it to continue past December 31, 2009. The Company is not currently aware of any other risks associated with the contract with Southern California Edison.

The Company entered into mortgages to finance the purchase of land in Tehachapi, California and the balance as at December 31, 2008 was $311,132. The mortgages are repayable in blended monthly payments with interest at rates from 6.5% to 8% and with terms of three to seven years.  The mortgages are secured by first charges on the land.

The Company is required to pay property taxes on its real estate holdings. For the year ended December 31, 2008 property taxes were $23,151.

Windridge 9 MW Redevelopment Project

The purchase of Windridge is financed by a mortgage of $336,600 (US$275,000) with interest payable annually at the rate of 8% and principal originally due on February 17, 2008 and then extended to June 15, 2009. The loan and accrued interest are convertible into common shares, at the option of the holder, at a price of US$1.40 per share and accrued interest is convertible at the closing price of the common shares at the date that the note is converted. The note, which is secured by a first charge on the land, is redeemable by the Company upon 30 days notice and the Company intends to repay the balance on or before the June 2009 extension date from cash reserves.

Mesa Wind Power

Mesa Wind has a Standard Offer Power Purchase and Interconnection Agreement with Southern California Edison that will expire on June 22, 2010 to sell electricity on an “as available” basis at Southern California Edison’s short run avoided cost.

Mesa Wind has the exclusive right until January 26, 2013 to use 440 acres of land owned by the BLM near Palm Springs for a wind energy development facility.  The right-of-way provides for lease payments of $94,174per year and the right to obtain a new right-of-way if the existing right-of-way is in good standing.  Property taxes are approximately $188,000 per year and liability insurance costs are approximately $57,000 per year.

The Company has entered into an operations and maintenance agreement with AMC that requires the Company to reimburse all costs incurred in the maintenance of the Mesa Wind farm plus a management fee of $256,000 per annum. The agreement is renewable annually with 30 days notice from its December 15 renewal date.  The Company has entered into agreements to purchase four vehicles and one crane used in the operation of the Mesa. At December 31, 2008, the outstanding balance related to these finance contracts amounted to $271,967.

Kingman Project

In 2007 the Company completed the purchase of 1,110 acres of land near Kingman, Arizona. The land was pledged as security for a mortgage of US$412,500 which was repaid in July 2008.

The Company was granted a land right-of-way with the BLM for three years for the right to use 19,051 acres near Kingman, Arizona for the development of a wind farm. Annual payments for the use of the property amount to $29,000 per year. The Company is required to provide environmental reports to the BLM prior to the installation of meteorological towers on the property. If satisfactory due diligence is completed on the property, the Company will enter in to a 30 year right-of-way agreement.

Selected Annual Information

For the Year Ended December 31, 2008, the Eleven Months Ended December 31, 2007 and the Year Ended January 31, 2007

	Year ended December	Eleven months	Year ended
	31, 2008	ended December	January 31, 2007
		31, 2007
Total revenues	$5,116,652	$4,264,759	$1,594,440
Loss before discontinued operations	($4,993,322)	($2,819,232)	($5,559,547)
Loss before discontinued operations per share	($.15)	($.11)	($.23)
Net loss	($2,269,275)	($2,584,577)	($11,722,608)
Loss per share, basic and diluted	($0.07)	($0.10)	($0.49)
Total assets	$30,263,139	$25,992,595	$30,574,515
Total liabilities	$7,820,646	$23,223,670	$25,671,261
Paid-in-capital	$50,739,467	$31,414,824	$25,671,261
Shareholders’ equity	$22,442,493	$2,768,925	$1,988,969
Dividends declared and paid	-	-	-
Weighted average common shares outstanding, fully diluted	32,544,125	26,230,119	23,788,927

Results of Operations

Year ended December 31, 2008 vs Eleven months ended December 31, 2007

Revenue

		Eleven months
	Year ended	ended
	December 31,	December 31,
	2008	2007	Variance $	Variance %
January 2008
Production Mwh	3,263		3,263
Price/Mwh	$69.77
Sales	$227,632		227,632
February to December
Production Mwh	50,316	56,182	(5,866)	-10%
Price/Mwh	$93.15	$71.24	$21.90	31%
Sales	$4,686,864	$4,002,623	$684,241	17%
Energy production for the fiscal year	$53,579	$56,182	$(2,603)	-5%
Price/Mwh	$91.73	$71.24	$20.48	29%
Energy sales for the fiscal year US$	$4,914,496	$4,002,623	$911,873	23%
Exchange Rate	1.0411	1.0655	$(59,980)	-2%
Energy sales for the fiscal year C$	$5,116,652	$4,264,759	$851,893	20%

For the year ended December 31, 2008, the Mesa and Windridge wind farms generated a total of 53,578 MWh and revenues of US$4,914,496 (average price of US$92 per MWh). The production of 50,316 MWh for the eleven months ended December 3, 2008 was 5,866 MWh (10%) less than production of 56,182 MWh of electricity for the comparative eleven months in 2007 primarily due to the average wind speeds being below the historic average and 1% fewer average turbines in operation. The lower production was more than offset by a 31% increase in average price which resulted in a 17% increase in revenues for the comparable period. The change in year end from January 31 to December 31 added January 2008 revenues of $227,632 but this was partially offset by $59,980 due to a stronger US$ in 2007 compared to 2008.

Cost of sales

Cost of sales include operations and maintenance costs, property taxes, right-of-way fees, insurance, electricity costs and overhead associated with operating the Mesa and Windridge generating facilities.

Cost of sales increased 21% to $1,859,104 for the year ended December 31, 2008 ($154,925 per month) and was 36% of revenues compared to $1,561,483 for the eleven months ended December 31, 2007 ($141,953 per month) ended and 37% of revenues in the comparative period. The average monthly increase was due to increased labor costs, fuel costs and the sourcing of replacement parts. Also several storms at the beginning of the year caused some turbine damage that led to costly repairs. The number of turbines operational at Mesa as at December 31, 2008 was 426 up from 416 as at December 31, 2007.

General and administration

General and administration costs were $4,176,487 for the year ended December 31, 2008 and similar to $4,160,045, for the eleven months ended December 31, 2007 but the 2008 average cost of $348,041 per month was down 8% from the average monthly cost of $378,186 per month during the previous fiscal period as detailed below.

		Eleven months
	Year ended	ended
	December 31,	December 31,	Variance
	2008	2007
Professional fees	1,094,809	1,691,557	(596,748)
Consulting and directors' fees	551,991	602,834	(50,843)
Stock-based compensation	938,077	812,725	125,352
Travel and automotive	548,037	342,893	205,144
Management fees	390,000	315,420	74,580
Advertising and promotion	209,642	144,445	65,197
Office and secretarial	386,162	112,641	273,521
Finance costs	0	89,250	(89,250)
Regulatory fees	57,769	48,280	9,489
	4,176,487	4,160,045	16,442

Professional fees were high in 2007 due to higher audit fees, legal fees to defend against law suits, legal and accounting costs related to the completion of 2006 and 2007 regulatory filings, the restatement of the financial statements for the year ended January 31, 2006, fees for transfer pricing and tax planning and higher January 31, 2007 audit costs than the amounts that were earlier estimated. The 2008 professional fees averaged approximately $172,000 for Q1, Q3 & Q4 but were over $600,000 in Q2 due to approximately $400,000 in costs to engage our primary US law firm for assistance in the negotiation and preparation of a draft Windstar purchase option agreement and a Mesa loan agreement between the Company and a large US utility. These agreements were not executed and the discussions have been terminated.

The travel and automotive increase was primarily due to significantly higher travel relating to the refinancing of the Mesa Loan, the ongoing efforts to finance the Windstar project, various solar initiatives and the attendance at numerous investor conferences to increase market awareness of the Company’s prospects which helped with the $18 million financing that closed in June 2008.

Management fees increased pursuant to a new consulting contract with the Company’s Chief Executive Officer.

The office and secretarial costs increased primarily due to the establishment of a corporate head office in Vancouver and the addition of two full time employees to improve communication and internal controls.

Project development

		Eleven months
	Year ended	ended
	December 31,	December 31,	Variance
	2008	2007
Consulting fees	770,595	395,166	375,429
Stock-based compensation	527,376	172,959	354,417
Project costs	289,660	362,169	(72,509)
Travel and automotive	238,206	48,492	189,714
Office and secretarial	50,752	8,734	42,018
	1,876,589	987,520	889,069

All project development categories except direct project costs more than doubled as the Company entered into new contracting arrangements in late 2007 including stock options for individuals that bring construction, electrical, legal, finance and project management expertise to the Company as it embarks on the construction and development of its wind and solar projects.

Direct project costs decreased due to a $219,000 research report on the Republic of India wind industry in 2007 that was not continued in 2008.

Amortization

Amortization was $2,418,012 for the year ended December 31, 2008, up from $2,163,295 for the eleven months ended December 31, 2008 for similar monthly averages of $201,501 and $196,663, respectively.

Asset retirement obligation

The Mesa Wind Farm acquisition in July 2006 included a grant of right-of-way with the BLM, the Mesa Wind Farm land owner. The grant right-of-way requires the turbines and foundations be removed at the termination of the lease in 2013. At the date of acquisition the Company provided for an asset retirement liability of $924,858 and accreted the liability by $76,296 to further increase the asset retirement liability as at January 31, 2007. For the eleven months ended December 31, 2007 there was a further accretion of $63,232 but the cost base of the asset retirement obligation was reduced to $926,361 due to a stronger Canadian dollar.  For the year ended December 31, 2008, there was a further accretion of $68,936 but the cost base of the asset retirement obligation was increased to $1,222,898 as at December 31, 2008 due to a stronger US dollar.

Interest and accretion on long term debt

Interest and accretion on long term debt for the year ended December 31, 2008 was a net recovery of $109,784 compared to an expense of $1,999,559 for the eleven months December 31, 2007 due to a retroactive reduction in the interest rate on the Pacific Hydro loan from Libor + 6% to Libor +2.25% triggered by the June 2008 repayment of the loan before the agreed repayment date.

Foreign exchange gain (loss)

The Company incurred a foreign exchange loss of $581,819 for the year ended December 31, 2008 due primarily to a change in the US exchange rate from .9913 at December 31, 2007 to 1.0189 at the Mesa loan repayment date of June 23, 2008 which increased the approximately US$15.6 million carrying value of the Mesa Loan principle and accrued interest.  The stronger US dollar also increased the net carrying value of other US$ accounts payables and loans for the acquisition of the Windridge Wind Farms and real estate in Tehachapi and Arizona.

The foreign exchange gain of $2,964,140 for the eleven months ended December 31, 2007 was due to the increase in the value of the Canadian dollar as at December 31, 2007 of .9913 compared to January 31, 2007 of 1.177 which decreased the approximately US$15.6 million carrying value of the Mesa Loan principle and accrued interest which was repaid in June 2008.

The major US operations of Mesa are considered self-sustaining and the gain in value will be deferred until the Company’s net investment in those operations is disposed of. The accumulated currency translation adjustments are recorded as accumulated other comprehensive income (loss) in shareholders’ equity. At December 31, 2008, the accumulated currency translation gain for this self sustaining investment amounted to $712,268 reflecting a gain of $2,618,200 during the year ended December 31, 2008 compared to an accumulated currency translation loss of $1,905,932 as at December 31, 2007.

Income (loss) on discontinued operations

Recovery on discontinued operations was $2,724,047 for the year ended December 31, 2008 compared to a recovery of $234,655 for the eleven months ended December 31, 2007. The recovery was primarily due to the repayment of the Mesa loan before the agreed upon repayment date of June 24, 2008, which triggered a reduction of the loan principal by US$3,000,000 as compensation for the Steel Park asset allocation relating to the discontinuation in 2007 of that project. The gain was partially offset by a Mesa Loan extension fee of US$100,000 and the third quarter accounts payables settlement.

Comprehensive gain

The net loss for the year ended December 31, 2008 was $2,269,275 but this was more than offset by the currency translation adjustment of the self-sustaining subsidiary of $2,618,200 resulting in a net comprehensive gain of $348,925 compared to a net comprehensive loss of $4,963,607 for the eleven months ended December 31, 2007.

Eleven months ended December 31, 2007 vs Year ended January 31, 2007

Revenue

On February 18, 2006, the Company acquired the 4 MW Windridge Wind Farm and on July 25, 2006, the Company acquired the 30 MW Mesa.

For the eleven months ended December 31, 2007, the Mesa generated 54,614 MWh and revenues of US$3,894,355 (average price of US$71 per MWh), compared to 18,744 MWh of electricity and revenues of US$1,318,045 (average price of US$70 per MWh) for the period from the date of acquisition to January 31, 2007.

For the eleven months ended December 31, 2007, the Windridge generated 1,611 MWh of electricity, up 11% from 1,448 MWh for the year ended January 31, 2007 despite a slightly shorter period of operations of 11 months compared to 11.4 months during the previous period. Revenues of US$110,930 (average price of $69 per MWh) for the eleven months ended December 31, 2007 were up 33% from US$83,537 (average price of $58 per MWh) for the year ended January 31, 2007.

The combined Canadian dollar revenues for the eleven months ended December 31, 2007 were $4,264,759, an increase of 167% from $1,594,440 for the year ended January 31, 2007. The significant increase in electricity volume and revenue was partly due to higher monthly production levels and electricity prices for both Wind Farms but primarily due to the acquisition of the Mesa part way through the previous year.

Cost of sales

Plant operating costs include operations and maintenance costs, property taxes, right-of-way fees, insurance, electricity costs and overhead associated with operating the Mesa and Windridge generating facilities.

For the eleven months ended December 31, 2007, the operations and maintenance expenses totaled $1,561,383 and were 37% of revenues compared to $1,110,750 and 70% of revenues in the comparative period. The costs incurred in the previous operating period were lower due to the acquisition of the Mesa Wind Farm part way through the year in July 2006 but the costs as a percentage of revenues were considerably higher due to the remediation and repair expenditures conducted in 2006 at the Mesa Wind Farm to bring the number of operating turbines from a low of 365 at the time of the acquisition up to a high of 426 by March 2007.

General and administration

General and administration costs were $4,160,045 for the eleven months ended December 31, 2007, up $1,041,189 (33%) from $3,118,856 for the year ended January 31, 2007.  The December 2007 average cost of $378,186 per month was up 46% from the average monthly cost of $259,905 per month during the previous fiscal period as detailed below:

	Eleven months
	ended	Year ended
	December 31,	January 31,	Variance
	2007	2007
Professional fees	1,691,557	1,013,673	677,884
Consulting and directors' fees	602,834	331,147	271,687
Stock-based compensation	812,725	424,398	388,327
Travel and automotive	342,893	237,245	105,648
Management fees	315,420	651,803	(336,383)
Advertising and promotion	144,445	167,589	(23,144)
Office and secretarial	112,641	128,427	(15,786)
Finance costs	89,250	142,014	(52,764)
Regulatory fees	48,280	22,560	25,720
	4,160,045	3,118,856	1,041,189

Professional fees were high in for the eleven months ended December 31, 2007 period due to higher audit fees, legal fees to defend against law suits, legal and accounting costs related to the completion of 2006 and 2007 regulatory filings, the restatement of the financial statements for the year ended January 31, 2006, fees for transfer pricing and tax planning and higher January 31, 2007 audit costs than the amounts that were earlier estimated.

Consulting and directors’ fees increased 92% for the eleven months ended December 31, 2007 due to new contracting arrangements with individuals that bring additional legal and financial expertise to the Company; an increase in the monthly fee for the existing contractors and directors and the hiring of a computer consultant to complete a computer forensic analysis for one of the law suits.

Stock based compensation also increased 92% for the eleven months ended December 31, 2007 compared to the year ended January 31, 2007 due to a 100% increase to 1,750,000 in the number of stock options granted for the eleven months ended December 31, 2007 compared to 875,000 in the previous period. The majority of the additional stock options were granted to consultants new to the Company during the period.

The travel and automotive increase of 44% for the December 2007 period was primarily due to trips associated with the settlement of the Pacific Hydro law suit.

Management fees were high during the year ended January 31, 2007 due to a $234,080 bonus accrual for Company shares issued in November 2007 to the Company’s Chief Executive Officer compared to a bonus accrual of $67,920 for the eleven months ended December 31, 2007 for the same bonus shares.

Project development

Project development costs were $987,520 for the eleven months ended December 31, 2007, up 7% from $926,912 for the year ended January 31, 2007 but the December 2007 average cost of $89,775 per month was up 16% from the average monthly cost of $77,243 per month during the previous fiscal period as detailed below.

	Eleven months
	ended	Year ended
	December 31,	January 31,	Variance
	2007	2007
Consulting fees	395,166	554,523	(159,357)
Stock-based compensation	172,959	65,093	107,866
Project costs	362,169	184,804	177,365
Travel and automotive	48,492	66,208	(17,716)
Office and secretarial	8,734	56,284	(47,550)
	987,520	926,912	60,608

Consulting fees were high during the year ended January 31, 2007 due to a $100,000 bonus accrual for shares issued in November 2007 to a development consultant and who also serves as a director of the Company compared to a bonus accrual of $16,000 for the eleven months ended December 31, 2007 for the same bonus shares. Also there were three additional development consultants added in November 2007. There was also $84,000 of fees paid to a consultant in the January 2007 period for the rezoning for the Kingman, Arizona property for the future development of a wind energy facility.

Stock based compensation increased 166 % for the eleven months ended December 31, 2007 compared to the year ended January 31, 2007 due to stock options granted to three additional development consultants added in November 2007.

Project costs increased for the December 2007 period compared to the January 2007 period due to an expenditure of $219,000 to study the potential for commercial scale electricity generated from wind projects for the Republic of India.

Travel, automotive, office and secretarial costs were also high the January 2007 year end due to the rezoning for the Kingman, Arizona property for the future development of a wind energy facility.

Amortization

Amortization was $2,163,295 for the eleven months ended December 31, 2007 compared to $1,418,075 for the year ended January 31, 2007. Most of this amortization expense related to the Mesa that was acquired part way through the previous fiscal year, resulting in a monthly amortization rate of approximately $200,000.

Interest and accretion on long term debt

Interest and accretion on long term debt increased to $1,999,559 for the eleven months ended December 31, 2007 from $946,304 for the year ended January 31, 2007. The increase results from the interest accrued of $1,658,969 for the Mesa Wind acquisition loan payable to Pacific Hydro for the eleven months ended December 31, 2007 compared to $767,612 in the previous period. The interest accrued and paid on for the Kingman property was $90,763 for the eleven months ended December 31, 2007 compared to $10,259 in the previous period.  Accretion of the fair value of the conversion option, provided for the Windridge Acquisition Loan, was $95,560 compared to $99,008 in the previous period.

Asset retirement obligation

The Mesa Wind Farm acquisition in July 2006 included a grant of right-of-way with the BLM, the Mesa Wind Farm land owner. The grant right-of-way requires the turbines and foundations be removed at the termination of the lease in 2013. At the date of acquisition the Company provided for an asset retirement liability of $924,858 and accreted the liability by $76,296 to further increase the asset retirement liability as at January 31, 2007. For the eleven months ended December 31, there was a further accretion of $63,232 but the cost base of the asset retirement obligation was reduced to $926,362 as at December 31, 2007 due to a stronger Canadian dollar.

Foreign exchange gain (loss)

The Company generated a foreign exchange gain of $2,964,140 for the eleven months ended December 31, 2007 due to a change in the US exchange rate from 1.177 at January 31, 2007 to 0.9913 at December 31, 2007 which reduced the carrying value of approximately US$15 million in long term debt and US$2.5 million in accounts payables, accrued interest and other accrued liabilities related to the acquisition of the Mesa and Windridge Wind Farms and real estate in Tehachapi and Arizona.

The major US assets in Mesa are considered foreign self-sustaining operations and the loss in value is deferred until the assets are disposed of. The accumulated currency translation adjustments are recorded as accumulated other comprehensive (loss) income in shareholders’ equity. At December 31, 2007, the accumulated loss amounted to $1,905,932 and increased by $2,379,030 during the eleven months ended December 31, 2007.

Summary of Quarterly Results

			Income (loss) Before	Net Income (Loss)	Net Income(Loss)
		Total	Discontinued	For The	Per Share Basic
		Revenues	Operations	Quarter	and Diluted

December 31, 2008		$687,666	$(2,127,709)	$(2,251,537)	$(0.07)
September 30, 2008		$1,405,648	$(699,660	$(780,849)	$(0.02)
June 30, 2008		$2,145,874	$(24,433)	$2,904,631	$0.10
March 31, 2008		$877,464	$(2,141,520)	$(2,141,520)	$(0.07)
December 31, 2007 [1]		$282,053	$(2,589,496)	$(2,349,658)	$(0.09)
October 31, 2007		$817,266	$(151,762)	$(130,780)	$(0.01)
July 31, 2007 [2]		$1,492,822	$62,895	$137,756	$0.01
April 30, 2007		$1,672,618	$(140,870)	$(241,896)	$(0.01)
January 31, 2007[3,4]		$694,668	$(1,683,212)	$(6,910,189)	$(0.29)
October31 2006[3,4]		$861,471	$(2,806,422)	$(3,742,506)	$(0.16)
July 31, 2006[3,4]		$20,595	$(382,472)	$(382,472)	$(0.02)
April 30, 2006[3,4]		$17,706	$(687,441)	$(687,441)	$(0.03)
January 31, 2006[3,4]	$	Nil	$(2,347,802)	$(2,347,802)	$(0.14)

1 Represents a two month quarter due to the change of year end from January 31 to December 31. The Company changed its year end to December 31 in order to coincide with the financial year end of its US operating subsidiaries.

2 These amounts have been restated because, subsequent to October 31, 2007, we identified errors in the elimination of intercompany fees that impacted revenues, plant operating costs and the foreign exchange gain.

3 These amounts have been restated because, subsequent to October 31, 2006, we identified errors in the recording of stock based compensation for the years ended January 31, 2006 and for the nine months ended October 31, 2006. The amounts omitted, within the calculation of stock based compensation, the effects of the issue of 250,000 stock options on September 4, 2004 with an exercise price of $1.40 per share and the effects of the issue of 100,000 stock options on March 16, 2005 with an exercise price of $1.43 per share.

4October 31, 2006 amounts have been restated for discontinued operations.

Liquidity and Capital Resources

As at December 31, 2008, the Company had positive working capital of $1,388,164 compared to a deficiency of $15,877,125 as at December 31, 2007.  The $17 million improvement was primarily related to the private placement of special warrants (later converted to common shares and warrants) that generated net proceeds of $16,229,836 to fund the US$12.4 repayment of Mesa Loan that had a carrying value of approximately US$15.6 million as at December 31, 2007 and to complete land acquisitions in Tehachapi.

The Company’s cash position was up $1,367,878 from December 31, 2007 to $1,817,371 as of December 31, 2008 primarily due to a net increase from financing activities of $4,104,951 and a net increase in investing activities of $1,453,382 were partially offset by cash used in operating activities of $,4,190,455. Cash used in operating activities included a decrease of $2,172,646 in accrued interest liabilities related to the repayment of the Mesa Loan. The cash provided from investing activities related to the release of $982,105 in restricted cash plus a recovery of $2,846,235 related to the Steel Park discontinued operation, partially offset by a charge of $122,188 for the settlement of the final Grand Manan discontinued operation legal issue, by the purchase of property and equipment of $1,809,402 which included $1,449,000 for the acquisition of a further 180 acres of Tehachapi land for the Windstar project, a new crane for Mesa with a carrying value of $246,442 as at December 31, 2008 and capitalized Windstar and Mesa project costs totaling $565,1784.  The Company expects that its cash on hand and cash flow from its Mesa Wind Farm will be sufficient to support its ongoing operations through the next twelve month period and provide the cash required to bring Windstar to a bankable stage. Additional development activities would be financed through an equity raise.

Though the capital markets are currently going through some turbulent times, the American Recovery and Reinvestment Act of 2009 extends the US$21/Mwh production tax credits through 2012, and provides an option to elect a 30% investment tax credit or an equivalent cash grant from the US Department of Energy. This stimulus bill is expected to have a positive impact for US renewable energy projects and in conjunction with the high projected cash flow from California wind areas like Tehachapi and Palm Springs the Company expects that projects like Windstar and Mesa will be very attractive to potential finance partners. Consequently, management is optimistic that full financing will be available to complete the future development of these projects. The Company has also attracted attention from potential joint venture partners that have greater capital resources.

Credit risk, liquidity risk, interest rate risk, currency risk and commodity price risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with a large utility customer, and the Company’s cash is held with ScotiaBank and Bank of America. Historically, the Company has not had collection issues associated with its trade receivables and the aging of trade receivables are reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. At December 31, 2008 less than 1% of the Company’s receivables were not current. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. This risk management strategy is unchanged from the prior year.

The Company manages its liquidity risk associated with its financial liabilities (primarily those described in Note 21 of the audited financial statements and current liabilities) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long term financial liabilities are disclosed in Note 8, and remaining financial liabilities, consisting of accounts payable, are expected to be realized within one year. As disclosed in Note 21, the Company was in compliance with all financial covenants relating to its financial liabilities as at December 31, 2008. This risk management strategy is unchanged from the prior year.

The Company has substantial assets denominated in US$ related to its California and Arizona properties. Based upon the net assets of the Company’s self sustaining operations as at December 31, 2008, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, would result in approximately $100,000 impact to accumulated other comprehensive income (loss) (“AOCI”). Based upon the remaining payments at December 31, 2008, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, over the timing of the payments to be made by the Company, would result in approximately $10,000 impact to net income (loss).  This risk management strategy is unchanged from the prior year however the Company substantially reduced its US$ liabilities in June 2008 which increased the overall foreign exchange exposure but substantially reduced the net income (loss) exposure.

The Company generates revenue through variable price power purchase agreements with a California utility. The power rates reflect current natural gas market prices and therefore the Company is exposed to commodity price risk. A 1% decrease, on an absolute basis, in the natural gas market prices would result in reduced revenue, on an annual basis, of approximately $50,000. The Company is partially hedged for the US$ natural gas price risk as it reports in Canadian dollars which often decrease as US$ based oil and natural gas prices decrease. The Company manages the remaining power rate risk by monitoring the natural gas futures market and by being prepared to convert the current variable price contracts to fixed price long term contracts if and when this is deemed to be necessary. This risk management strategy is unchanged from the prior year.

Cash and restricted cash are stated at amounts adjusted at contractual rates compatible with those prevailing in the market are highly liquid, and are maintained with prime financial institutions for high liquidity.

.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements at this time.

Critical Accounting Estimates

The Company’s audited consolidated financial statements and notes thereto are prepared in accordance with Canadian GAAP. These accounting principles require us to make certain estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates, judgments and assumptions are based upon information available to us at the time that they are made. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our consolidated financial statements will be affected.

The critical accounting estimates are as follows:

The Company has allocated the purchase price of property, equipment, goodwill and other intangible assets based on the estimated fair market values of assets and liabilities acquired.

(a)

The Company has recorded an asset retirement obligation, based on estimates of the cost to remediate the Mesa Wind Farm at a future date.

(b)

The Company has performed impairment testing on the amounts recorded as goodwill and construction in progress.

(c)

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. The critical accounting estimates are as follows:

a.

The Company has amortized the cost of its generating facilities, equipment and power purchase agreements over their estimated useful lives.

b.

The Company has recorded stock-based compensation using the Black-Scholes Option Pricing Model that requires an assumption of the expected lives of stock options granted to employees and consultants.

Initial Adoption and Changes in Accounting Policies

On January 1, 2008, the Company adopted new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”):  Handbook Section 1535, Capital Disclosures (“Section 1535”), Financial Instruments - Disclosures (“Section 3862”),  Handbook Section 3863, Financial Instruments - Presentation (“Section 3863”) and Handbook Section 1400, General Standards of Financial Statements Presentation (“Section 1400”).

(a)

Capital disclosure

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new disclosures are included in Note 21 to the audited financial statements.

(b)

Financial instruments disclosures and presentation

Sections 3862 and 3863 replace CICA Handbook Section 3861, Financial Instruments Disclosures and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments.  Sections 3862 and 3863 place increased emphasis on disclosures about the nature and the extent of risks arising from financial instruments and how the entity manages those risks.  The new disclosures pursuant to these new CICA Handbook Sections are included in Note 20 to the audited financial statements.

(c)

General Standards of Financial Statements Presentation

Section 1400 includes requirements for management to assess and disclose an entity’s ability to continue as a going concern.  There was no material impact on the Company’s financial condition or operating results  as a result of the adoption of Section 1400 and new disclosures pursuant to these new CICA Handbook Sections are included in Note 1 to the audited financial statements .

New accounting pronouncements

(a)

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, and amended Section 1000, Financial Statement Concepts, clarifying the criteria for the recognition of assets, intangible assets and internally developed intangible assets.  Items that no longer meet the definition of an asset are no longer recognized with assets.  The standard is effective for fiscal years beginning on or after October 1, 2008 and early adoption is permitted.  We are currently evaluating the impact these sections will have on our results of operations and financial position.

(b)

International Financial Reporting Standards

In January 2006, the CICA adopted a strategic plan for the direction of accounting standards in Canada.  Accounting standards for public companies in Canada will converge with the International Financial Reporting Standards (“IFRS”) by 2011 and we will be required to report according to IFRS standards for the year ended December 31, 2011, beginning with the fiscal quarters therein on a comparative basis.  We are currently assessing the impact of the convergence of Canadian GAAP with IFRS on our results of operations, financial position and disclosures.

(c)

Business combination

CICA Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, improves the relevance, reliability and comparability of the information that a reporting entity provides in its financial statements about a business combination and its effects. This section outlines a variety of changes, including, but not limited to, the following:  an expanded definition of a business, a requirement to measure all business combinations and non-controlling interests at fair value, and a requirement to recognize future income tax assets and liabilities and acquisition and related costs as expenses of the period. The section applies to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company has not yet reviewed the impact adopting this section will have on its consolidated financial statements.

(d)

Consolidated financial statements and non-controlling interests

CICA Handbook Section 1601, Consolidated Financial Statements, in combination with Section 1602, Non-Controlling Interests, will replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements and specifically addresses consolidation accounting following a business combination that involves the purchase of an equity interest in one company by another. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The sections apply to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company has not yet reviewed the impact adopting this section will have on its consolidated financial statements.

Transactions with Related Parties:

The following expenses were accrued/paid to directors, officers, a significant shareholder and the spouse of a director of the Company:

		Eleven months
	Year ended	ended	Year ended
	December 31,	December 31,	January 31,
	2008	2007	2007
	$	$	$

Consulting fees	1,177,597	556,946	661,719
Directors' fees	104,000	56,000	27,500
Bonuses	-	83,920	334,080
Management fees	270,000	247,500	417,723
Secretarial	36,000	45,000	60,000
Financing costs	-	89,250	142,014
Interest	(226,359)	1,718,765	774,498
Other	39,576	-	-
	1,400,814	2,797,381	2,417,534

On November 30, 2006, the spouse of an officer and director loaned the Company $630,000 (US$500,000) to provide funds to purchase the Kingman, Arizona land.  The loan bears interest at LIBOR plus 5.98% and matures in two years.  In addition, the spouse of the officer and director received a bonus of 146,500 common shares at a value of $0.86.  The loan was repaid October 22, 2007.

Pacific Hydro, the previous owner of approximately 23% of the common shares of the Company up until April 2008, provided a loan of $15,771,800 (US$13,400,000) to fund the Company’s acquisition of Mesa Wind. The loan was repaid June 23, 2008. Interest accrued on the loan for the year ended December 31, 2008 amounted to $nil (eleven months ended December 31, 2007 - $1,658,899 (US$1,557,969)).

During the fiscal year ended January 31, 2006, bonuses totaling $1,000,000 were awarded to two directors and officers of the Company and were settled through the issuance of 182,930 shares in October 2005 and 426,830 shares in November 2007. The November 2007 shares were issued once the recipient met the established bonus terms of continuing service to the Company until at least October 26, 2007.  The shares were fully amortized in 2007 (December 31, 2007 - $83,920; January 31, 2007 - $334,080).

During the eleven months ended December 31, 2007, a shareholder provided a loan of $408,911 (US$412,500) to the Company at an interest rate of 12% per year and the Company paid the lender a bonus of 119,000 shares at a fair value of $0.75 per common share.  The loan was repaid on July 3, 2008.

As at December 31, 2008, the Company had an account receivable of $82,795 (2007 – nil) with a company having a common director and an account payable of $124,340 (2007 – $64,018) to an officer and director of the Company.

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

International Financial Reporting Standards (IFRS) Changeover Plan

The Company has been monitoring the deliberations and progress being made by accounting standards setting bodies and securities regulators in Canada and the United States with respect to their plans regarding convergence to International Financial Reporting Standards (“IFRS”). The Canadian Institute of Chartered Accountants Accounting Standards Board and the Canadian Securities Administrators (“CSA”) have recently confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. IFRS will replace Canada’s current Generally Accepted Accounting Principles (“GAAP”) for those enterprises.

In preparation for the changeover from GAAP to IFRS, the Company commenced the planning process during the third quarter of 2008. Specific initiatives are underway and others have been planned for the transitioning from GAAP to IFRS. Current status of the project is as follows:

•

The Company has hired a financial controller who has assumed project management responsibilities for IFRS conversion.

•

A diagnostic assessment of the key impact areas has been launched.

•

Early dialogue with the Company’s independent auditors  is embedded in the project’s communication plan to ensure timely and effective resolution of issues, if any.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Disclosure Policy, our Code of Ethics, our Insider Trading Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable United States and Canadian securities laws. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable Canadian securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In conducting its evaluation of the effectiveness of the Company’s disclosure controls and procedures, management has concluded that the Company’s disclosure controls and procedures that are in place are effective for the Company’s current size of operations but could be further enhanced as the Company grows by updating and communicating job descriptions for each key position; further documenting policies and procedures, further segregation of duties and implementing an annual review process for all employees and key personnel.

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes:

•

maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•

providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles;

•

providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•

providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

Changes in Internal Controls

Our internal controls and procedures have improved, due to the establishment of a permanent head office in Vancouver and the addition of a full time administrative assistant in March 2008 and a financial controller in July 2008. These measures have allowed all of the Company’s books and records to be centralized and have provided additional segregation of duties. No other changes in our internal controls or other factors that could significantly affect these controls subsequent to December 31, 2007, including any corrective actions with regard to significant deficiencies and material weaknesses, have been made.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Announcements for the Period Under Review – Year ended December 31, 2008

On January 3, 2008 the Company issued 213,179 shares for the conversion of debts totaling $275,000 at a deemed price of $1.29 per share. There were no gains or losses on the settlement of these debts.

On February 29, 2008 the Company received a conditional commitment letter from Norddeutsche Landesbank Girozentrale (“NORD/LB”) to provide an $8.7 million loan in two tranches to refinance a portion of the Mesa acquisition loan.

On March 18, 2008 Pacific Hydro agreed to provide an extension of the repayment of the Mesa acquisition loan from the repayment date of April 28, 2008 to June 24, 2008 in exchange for a $100,000 extension fee which was paid in March 21, 2008.

On April 3, 2008, the company announced that Loewen, Ondaatje, McCutcheon Limited of Toronto, Canada successfully placed the 6 million shares of Western Wind Energy previously held by Pacific Hydro Pty. Limited of Australia at $2.15 per share.

On April 3, 2008 the Company granted 337,400 stock options to Ascenta Capital Partners Inc. exercisable at a price of $2.29 per share in accordance with the Company’s stock option plan. The options expire five years from the date of grant and the options vested 25% on the date of grant and 25% every three months thereafter

On April 14, 2008, the company announced that it filed its Audited Consolidated Financial Statements for the eleven months ended December 31, 2007 and the related Management Discussion and Analysis.

On May 29, 2008, the company announced that a syndicate led by Loewen, Ondaatje, McCutcheon Limited ("LOM"), and including Clarus Securities Inc., has advised that they have received indications of interest for the offering of $15 million. The agents have also exercised their option to increase the offering by 20%, for aggregate offering of $18 million.

On May 21, 2008, the company announced that it had received a proposal to acquire all development rights of its 120 MW Windstar property in the Tehachapi region of California for an estimated $228 million over a 30 year period including royalty payments pursuant to a land lease. The parties failed to reach an agreement consequently, the Company will continue negotiations with other interested parties.

On May 27, 2008, the Company entered into an engagement letter with LOM pursuant to which it engaged LOM and a syndicate of agents formed by LOM, as agents in connection with a proposed private placement of up to 6,315,789 special warrants of the Company at a price of $2.85 per special warrant to raise total gross proceeds of approximately $18 million. Each special warrant entitled the holder to acquire one common share and one-half of one common share purchase warrant. Each warrant entitled the holder to acquire one common share of the Company at a price of $3.70 per share until 24 months from the closing date of the offering.  The Company used the net proceeds from the offering to repay the Mesa Loan and the balance was used for working capital purposes. The offering was undertaken on a fully marketed, commercially reasonable efforts basis by the agents who will be paid a cash commission of 7% of the gross proceeds and granted agent's compensation options to purchase an additional 7% of the number of special warrants sold. The Company filed a prospectus qualifying the distribution of the common shares and warrants issuable upon exercise or deemed exercise of the special warrants.

On June 4, 2008, the Company provided an update on the status of projects and financing that were previously announced.

On June 20, 2008, the Company announced that it closed a brokered private placement of 6,315,800 Special Warrants at a price of $2.85 per Special Warrant for gross proceeds of $18,000,030. Each Special Warrant entitles the holder to receive, without payment of additional consideration, one unit (a “Unit”) of the Company. Each Unit is comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $3.70 per share at any time on or prior to the close of business on June 20, 2010. The Company also granted 442,107 Broker’s Warrants exercisable into Units at any time before June 20, 2010 at a price of $2.85 per Unit. The Units have the same terms as those to be issued to the subscribers. The Agents also received a cash commission equal to 7% of the gross proceeds of the Offering.

On June 25, 2008, the company announced that it paid US$12,381,624 to Pacific Hydro in full satisfaction of the Mesa Acquisition Loan. As the Mesa Acquisition Loan was repaid by the deadline, June 24, 2008, there was a reduction of interest charged by Pacific Hydro, from LIBOR plus 6% to LIBOR plus 2.25% for the period from January 1, 2007 to the repayment date and a reduction of the loan principal by US$3,000,000 in accordance with the terms of the Settlement Agreement. The repayment of the Mesa Acquisition Loan was the last remaining obligation of the Issuer pursuant to the terms of the Settlement Agreement. As a result, the shares of Mesa Wind Power Corporation were released from escrow and returned to the Issuer.

On July 9, 2008, the company terminated its Investor Relations Contract with Ascenta Capital Partners Inc. (“Ascenta”), effective August 3, 2008.

On July 24, 2008 the Company filed a short form prospectus that qualified the distribution of common shares and warrants. Pursuant to this short from prospectus, 6,315,800 Special Warrants were converted on July 31, 2008 whereby the Company issued 6,315,800 common shares and 3,157,500 common share purchase warrants of the Company.  Each common share purchase warrant entitles the holder to acquire one common share at a price of $3.70 per share until June 20, 2010.

On September 24, 2008 the Company announced that the US Senate approved a Bill that extends the new wind energy operations 10-year tax credits to the end of 2009.  The Company also announced that it will be granting 1.8 million stock options at $1.34 per share.

On October 31, 2008 the Company announced its financial results for the quarter ended September 30, 2008.

On November 5, 2008 the Company announced that further to the news release dated September 24, 2008, the Company has granted 1,800,000 options to directors, officers, consultants and employees of Western Wind. The options are exercisable at a price of $1.34 per share until November 4, 2013.

On November 6, 2008 the Company announced that LOM provided an update on Western Wind Energy and reiterated a price target of $5.50.

Subsequent Events

On March 6, 2009, the Company settled a law suit filed by Tom Vihvelin, a former director of Eastern Wind (see Legal Proceedings) and recorded a loss from discontinued operations for the year ended December 31, 2008 of $122,188 which included the settlement amount of $50,000 to the plaintiff plus legal costs.

Commitments and Contingent Liabilities

The commitments as at December 31, 2008 are as follows:

		Within 1	2 to 3	4 to 5
	Total	year	years	years
	$	$	$	$
Right of way
agreements	430,271	117,038	211,212	102,021
Office leases	283,692	96,192	174,960	12,540
Management contract	255,600	255,600	-	-
	969,563	468,830	386,172	114,561

As at December 31, 2008, the Company has a letter of credit outstanding totaling $110,214 (US$90,000) to secure a performance bond to Southern California Edison for a power purchase agreement for a project under development.  The letter of credit is secured by term deposits.  An additional $100,000 has been placed on deposit to secure other terms of trade.

The Company entered into a memorandum of understanding with a California civic government to jointly acquire and develop wind generated electricity projects in California.  At this time, no definitive agreements have been entered into.

The Company has a BLM right-of-way that expires on January 26, 2013 and the Company has the right to enter into a new 30-year right-of-way.  The right-of-way requires annual payments of US$78,478.  The Company is committed to the removal of any structure, equipment and machinery at the end of the term of right-of-way agreement.  The Company also has an obligation to remove foundations and equipment on the termination of the right-of-way agreement.

The Company has entered into a right-of-way grant with the BLM for three years for 19,054 acres of land near Kingman, Arizona for a rental fee of US$19,054 per year.  Future rental rates are to be based on the fair market value of the property.  The right-of-way grant may be renewed by making an amended application and providing a plan of development.  Any improvements to the property must be removed at the end of the term of the right-of-way agreement.

The Company entered into a sublease agreement for office space in Vancouver, B.C. that expires in February 2012.  The base rent from January 1, 2008 to December 31, 2009 is $3,311 per month increasing to $3,570 per month thereafter with operating costs of approximately $2,700 per month.

The Company entered into a lease agreement for office space in Tehachapi, CA that expires July 2011.  The base rent from August 1, 2009 to June 2010 is US$1,650 per month increasing to US$1,700 per month thereafter.

The Company has entered into an operations and maintenance agreement with an independent contractor that requires the Company to reimburse the contractor for all costs incurred for maintaining the Mesa Wind farm plus a management fee of US$213,000 per annum.  The agreement is renewable annually with 30 days’ notice from its December 15 renewal date.

The contingent liabilities as at December 31, 2008 are as follows:

The Company has two employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

As at December 31, 2008, the Company has entered into conditional purchase agreements for land in Ontario, Canada for potential development of solar energy facilities. Under these agreements, the Company paid refundable deposits of $20,000 in 2008 and a payment of $10,000 subsequent to the year end. The deposits become nonrefundable once the local Transmission Line provider inspects the property and provides a site approval report. If any site does not receive a report satisfactory to the Company within approximately 6 months of the Purchase and sale Agreement Date, the purchase agreement becomes null and void and the deposit will be returned.  The following additional payments are contingent on the project development process as follows:

(a)

$15,000 is payable for each property successfully rezoned for the Company’s intended use within approximately 8 months of the Purchase and Sale Agreement Date or the company waives such requirement,

(b)

$25,000 is payable for each property if the Company is successful in obtaining all other contracts , agreements and approvals  within approximately 24 months of the Purchase and Sale Agreement Date or the company waives such requirement, and

(c)

The difference between the combined purchase price of $2,575,000 and the progress payments, as described above, would be due if the Company completes the purchase of the properties.

Title of the properties would not be transferred to the Company until the full purchase price has been paid.

Other MD&A Requirements

Disclosure of Outstanding Share Data

Summary of Securities Issued During the Period

	Common	Common	Contributed	Warrants	Total
	Shares	Shares	Surplus
	#	$	$	$	$
Balance, December 31, 2007	28,827,039	26,255,942	4,128,400	$1,030,482	$31,414,824
Cash transactions
special warrants at $2.85 per unit,
net of issuance costs of $1,571,077
and broker warrants				15,560,086	15,560,086
warrants to common shares and
warrants net of additional issuance
costs of $199,117	6,315,800	11,641,236		(11,840,353)	(199,117)
Conversion of special broker
warrants to broker warrants				868,867	868,867
Exercise of options and warrants:
Options at $1.05 per share	100,000	188,255	(83,255)	-	105,000
Options at $1.10 per share	250,000	459,802	(184,802)	-	275,000
Options at $1.23 per share	100,000	207,013	(84,013)	-	123,000
Options at $1.33 per share	100,000	243,367	(110,367)	-	133,000
Warrants at $1.05 per share	531,257	721,682		(163,862)	557,820
Warrants at $1.20 per share	10,000	15,804		(3,804)	12,000
Warrants at $1.30 per share	10,000	17,911		(4,911)	13,000
Warrants at $1.75 per share	162,950	371,708		(86,545)	285,163
	7,580,007	13,866,778	(462,437)	4,329,478	17,733,819
Non-cash transaction
Debt settlements:
At a value of $1.20 per share	166,667	200,000	(200,000)		-
At a value of $1.61 per share	46,512	75,000	(75,000)		-
At a value of $1.41 per share	7,100	10,000			10,000
Exercise of options:
Options at $1.33 per share	50,926	123,937	(56,206)		67,731
Options at $1.52 per share	25,000	72,652	(34,652)		38,000
Expiry of warrants			62,143	(62,143)	-
Stock-based compensation			1,475,093		1,475,093
Balance, December 31, 2008	36,703,251	$40,604,309	$4,837,341	$5,297,817	$50,739,467

Summary of Options Granted During the Period

During the year ended December 31, 2008, the Company granted 2,200,000 options to directors, officers and consultants to acquire shares at $1.34 per share and 337,400 to consultants at $2.29 per share which we subsequently cancelled.

Summary of Marketable Securities Held at the End of the Period

None.

Summary of Securities at the End of the Reporting Period

Authorized Capital:

unlimited common shares without par value, unlimited class A preferred securities without par value

Issued and Outstanding:

36,703,251 common shares

Number and Recorded Value for Shares Issued and Outstanding

At December 31, 2008, the Company had 36,703,251 common shares outstanding having an average paid up value of $1.10 per share ($40,599,398).

At December 31, 2008, there were 36,703,251 common shares and 5,087,529 warrants outstanding.

At March 24, 2009 there were 36,703,251 common shares and 4,895,959 warrants outstanding.

Description of Options, Warrants and Convertible Securities Outstanding as at December 31, 2008

Type of	Number or	Exercise or	Expiry
Security	Amount	Conversion Price	Date
Stock Options	200,000	$1.44	May 25, 2009
Stock Options	100,000	$1.44	May 25, 2009
Stock Options	250,000	$1.40	September 2, 2009
Stock Options	100,000	$1.43	March 16, 2010
Stock Options	99,074	$1.33	September 6, 2010
Stock Options	750,000	$1.23	September 25, 2011
Stock Options	875,000	$1.54	November 8, 2012
Stock Options	275,000	$1.32	November 28, 2012
Stock Options	275,000	$1.32	December 10, 2012
Stock Options	1,800,000	$1.34	November 4, 2013
Stock Options	400,000	$1.34	December 15, 2013
Warrants	191,570	$1.05	February 23, 2009
Warrants	80,002	$1.05	August 1, 2009
Warrants	155,000	$1.20	October 11, 2009
Warrants	1,060,950	$1.75	October 19, 2009
Warrants	3,157,900	$3.70	June 20, 2010
Brokers Warrants	442,107	$2.85	June 20, 2010

Total Number of Shares in Escrow or Subject to Pooling Agreement

674,998 shares are held in escrow pursuant to an escrow agreement dated April 29, 1999 as amended on October 26, 2007.

Additional information relating to the Company is available on SEDAR at www.sedar.com.